QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.7

ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATION
OF
BENCHMARK ELECTRONICS, INC.

        Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

ARTICLE ONE

        The name of the Corporation is Benchmark Electronics, Inc.

ARTICLE TWO

        The following amendment to the Articles of Incorporation was adopted by the shareholders of the Corporation on August 13, 2002. The amendment increases the authorized shares of Common Stock of the Corporation from 30,000,000 to 85,000,000 shares. The amendment changes Article Four of the Corporation's Articles of Incorporation, and the full text of Article Four as amended is as follows:

ARTICLE FOUR

          "Section 4.1.    Authorized Shares.    The aggregate number of shares which the Corporation shall have authority to issue is 90,000,000, which shall consist of 85,000,000 shares of Common Stock, par value $0.10 per share, and 5,000,000 shares of Preferred Stock, par value $0.10 per share.

          Section 4.2.    Preferred Stock.    The shares of Preferred Stock may be divided into and issued in series. The Board of Directors shall have the authority to establish series of unissued shares of Preferred Stock by fixing the relative rights and preferences of the shares of any series so established, and to increase or decrease the number of shares of any series so established, and to increase or decrease the number of shares within each such series; provided, however, that the Board of Directors may not decrease the number of shares within a series of Preferred Stock to less than the number of shares within such series that are then issues. The Preferred Stock of each such series shall have such designations, preferences, limitations, or relative rights, as shall be set forth in the resolution or resolutions establishing such series adopted by the Board of Directors.

          Section 4.3.    Voting Rights.    Except as otherwise expressly provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the exclusive voting power of the Corporation shall be vested in the Common Stock. Except as expressly provided in such resolution or resolutions, or as otherwise provided by the Texas Business Corporation Act, each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders.

          Section 4.4.    Denial of Preemptive Rights and Cumulative Voting.    No Shareholder shall have any preemptive right whatsoever. Cumulative voting shall not be permitted."

ARTICLE THREE

        The number of shares of the Corporation outstanding at the time of such adoption was 24,217,240, all of which were entitled to vote on the foregoing amendment.

ARTICLE FOUR

        The number of shares voted for such amendment was 16,440,252; and the number of shares voted against such amendment was 3,599,203.

EXECUTED this 11th day of December, 2002.

BENCHMARK ELECTRONICS, INC.
By:	/s/ GAYLA J. DELLY
Name:	Gayla J. Delly
Title:	Chief Financial Officer

QuickLinks

  Exhibit 4.7
ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF BENCHMARK ELECTRONICS, INC.
ARTICLE ONE
ARTICLE TWO
ARTICLE FOUR
ARTICLE THREE
ARTICLE FOUR